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                                                                    Exhibit 99.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Frisco Bay Industries Ltd. (the "Company") on Form 20-F for the year ended January 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert Gagnon, Vice-President, Finance and Information Technology of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                                                By: /s/  Robert Gagnon
                                                    ----------------------------
                                                    Robert Gagnon
                                                    Vice-President, Finance and
                                                    Information Technology

June 25, 2003

A signed original of this written agreement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.